UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           Vector Holdings Corporation
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   92240P 20 0
                                 (CUSIP Number)


           Gino Carlucci, 1959 South Power Road, Bldg. 103, Suite 158
                       Mesa, Arizona 85206, (602) 762-8111

           (Name, address and telephone number of person authorized to receive notices and communications)


                                February 21, 2003
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D
CUSIP No. 92240P 20 0

1)   NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Diversified Holdings X, Inc. ("DHX")


2)   CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP (A) (X ) (B) ( )

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
   WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
DHX is Incorporated in the State of Utah. DHX does business in the State of Utah.

                    7)   SOLE VOTING POWER         40,051,430

NUMBER OF                                           1,254,857 - preferred shares
SHARES
--------------------------------------------------------------------------------
BENEFICIALLY        8)   SHARED VOTING POWER                0
OWNED BY
EACH
--------------------------------------------------------------------------------
REPORTING           9)   SOLE DISPOSITIVE POWER    40,051,430
PERSON WITH                                         1,254,857 - preferred shares
--------------------------------------------------------------------------------
                   10)   SHARED DISPOSITIVE POWER           0
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         40,051,430
          1,254,857 preferred shares
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      63%      1,254,857 is 100% of all issued and outstanding preferred shares.
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D
CUSIP No.  92240P 20 0
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard D. Surber ("Surber)
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                      (A) (X)
                                                                      (B) ( )
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
 OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION Surber is a United States Citizen.
--------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER 0
NUMBER OF
SHARES        ------------------------------------------------------------------
BENEFICIALLY        8)   SHARED VOTING POWER       40,051,130
OWNED BY                                            1,254,857 - preferred shares
EACH          ------------------------------------------------------------------
REPORTING           9)   SOLE DISPOSITIVE POWER             0
PERSON WITH   ------------------------------------------------------------------
                   10)   SHARED DISPOSITIVE POWER  40,051,130
                                                    1,254,857 - preferred shares
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         40,051,130 and 1,254,857 preferred shares
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         63%   1,254,857 is 100% of all issued and outstanding preferred shares.
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer

This schedule relates to common stock, par value $0.001 per share, of Vector Holdings Corporation ("Common Stock"). Vector Holdings Corporation ("Vector") is a Nevada corporation with principal offices at 1959 South power Road, Bldg. 103, Suite 158, Mesa, Arizona 85206..

Item 2. Identity and Background

(a) This schedule is filed by Diversified Holdings X, Inc., a Utah corporation ("DHX"); and Richard D. Surber, an individual ("Surber").

(b) The business address for DHX and Surber is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

(c) DHX is a holding company which owns this interest in Vecotr as its sole asset at this time. Surber is the President and sole shareholder of DHX. The principal business of Surber is providing business and financial consulting services and the practice of law.

(d) Neither DHX nor Surber has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, neither DHX nor Surber has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) DHX is a Utah corporations. Surber is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

DHX

The voting control of 40,051,130 shares (63%) that are the basis for filing this schedule represent shares of common stock purchased by DHX for cash. DHX also acquired 1,254,857 shares of the preferred stock of the registrant which represents 100% of the issued and outstanding shares of preferred stock.

Surber

40,051,130 shares(63%) of common stock and 1,254,857 shares (100%) of preferred stock are attributed beneficially to Surber who is the President and a Director of DHX.

Item 4. Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of securities of Vector and describes any plans or proposals resulting in material transactions with Vector. DHX is a holding company with the shares of Vector being its sole asset at this time. Surber is a licensed attorney involved in consulting with small businesses.

Neither DHX nor Surber have any current plans to purchase additional shares or to dispose of any of their shares in Vector.

DHX obtained its shares of Vector pursuant to a Stock Purchase Agreement to which Vector, Allen Weintraub and Miami Venture Capital, Inc. were the other parties. DHX has no current plans to purchase additional shares or to dispose of any of its shares in Vector. Surber, to whom beneficial ownership of the Vector shares are attributed, likewise has no current plans to cause DHX to purchase additional shares or to dispose of any of its shares in Vector

At present, Vector is a shell corporation. DHX intends to cause Vector to identify a suitable merger partner, and complete a merger or acquisition with a private entity whose business presents an opportunity for Vector to have business operations. DHX will assist Vector to review and evaluate business ventures for possible mergers or acquisitions. DHX is looking at prospective merger candidates, but no definitive agreements or plans have been reached with any prospective candidate.

Item 5. Interest in Securities of the Issuer

(a) (i) The aggregate number of the class of securities,  identified pursuant to
Item 1, owned by DHX, is 40,051,130 over which DHX exercises all ownership rights, including voting control. The percentage of the class of securities, identified pursuant to Item 1,controlled by DHX, is 63%. (ii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by DHX and Surber is 40,051,130. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by DHX and Surber is 63%.

(b) (i) For DHX the number of shares as to which there is sole power to vote or to direct the vote is 40,051,130, the number of shares with the shared power to vote or to direct the vote is 0. For Surber, the number of shares with the sole power to dispose or to direct the disposition is 0, the number of shares with shared power to dispose or to direct the disposition is 40,051,130. DHX is a holding company which owns as its sole asset 40,051,130 shares of the common stock of Vector. The principal business of Surber is providing business and financial consulting services and the practice of law.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Attached as Exhibit "A" is the "Stock Acquisition Agreement" dated February 21, 2003 between, Vector Holdings Corporation, Allen Weintraub, Miami Venture Capital, Inc. and DHX, whereby DHX obatined its interest in Vector.

Item 7. Material to Be Filed as Exhibits.

Exhibit "A" copy of the Stock Acquisition Agreement identified in Item 6 above.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Diversified Holdings X, Inc., a Utah corporation


Date: March 6, 2003        /s/ Richard D. Surber
                          ------------------------------
                          Richard D. Surber, President



Date: March 6, 2003        /s/ Richard D. Surber
                          -------------------------------
                          Richard D. Surber

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

Exhibit "A"



                           STOCK ACQUISITION AGREEMENT


                                     BETWEEN


                  Vector Holdings Corporation, Allen Weintraub
                                       and
                           Miami Venture Capital, Inc.

                                       AND

                          DIVERSIFIED HOLDINGS X, INC.

                              ACQUISITION AGREEMENT
                                TABLE OF CONTENTS

Purchase and Sale..............................................................2

Purchase Price.................................................................2

Warranties and Representations of Vector Holdings Corporation,
Allen Weintraub and Miami Venture Capital,Inc..................................2

Warranties and Representations of Diversified Holdings X, Inc..................5

Term...........................................................................6

The Shares.....................................................................6

Conditions Precedent to Closing................................................6

Termination....................................................................8

Exhibits.......................................................................8

Miscellaneous Provisions.......................................................8

Closing........................................................................8

Governing Law..................................................................8

Counterparts...................................................................8

                           STOCK ACQUISITION AGREEMENT

     THIS ACQUISITION AGREEMENT dated February 21, 2003, by, between and among Vector Holdings Corporation, a Nevada Corporation ("Vector"), Miami Venture Capital, Inc., a Florida Corporation ("MVC") Allen Weintraub, an individual ("Weintraub") and Diversified Holdings X, Inc., a Utah Corporation, or its assigns ("Purchaser").

     WHEREAS,  Purchaser  desires  to  acquire  through  the  payment of $25,000
(Twenty Five Thousand dollars) cash, Forty Million Fifty One Thousand Four Hundred Thirty (40,051,430) shares of the common stock in Vector, approximately 63% of the issued and outstanding common stock and One Million Two Hundred Fifty Four Thousand Eight Hundred fifty Seven (1,254,857) which is 100% of the issued and outstanding class of preferred stock in Vector from MVC; and

     WHEREAS, MVC desires to sell and Purchaser desires to purchase the shares described above on the terms and conditions set forth herein;

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties herein contained, the parties hereby agree as follows:

I. Purchase and Sale. MVC hereby agree to sell, transfer, assign, and convey to Purchaser, and Purchaser hereby agrees to purchase and acquire from MVC, Forty Million Fifty One Thousand Four Hundred Thirty (40,051,430) shares of the common stock in Vector, approximately 63% of the issued and outstanding common stock and One Million Two Hundred Fifty Four Thousand Eight Hundred Fifty Seven (1,254,857) which is 100% of the issued and outstanding class of preferred stock in Vector.

     These shares and interests shall hereinafter be referred to as "The Transfer Assets".

II. Purchase Price. The aggregate purchase price to be paid to MVC for The Transfer Assets shall be Twenty Five Thousand dollars ($25,000) which shall be delivered to MVC at the time of closing.

III. Warranties and Representations of Vector, Weintraub and MVC. In order to induce Purchaser to enter into the Agreement and to complete the transaction contemplated hereby, Vector, Weintraub and MVC warrant and represent to Purchaser that:

     A. Organization and Standing. Vector Holdings Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, is qualified to do business as a foreign corporation in every other state or jurisdiction in which it operates to the extent required by the laws of such states and jurisdictions, and have full power and authority to carry on its business as now conducted and to own and operate its assets, properties, and business No changes to Vector's Certificate of Incorporation, amendments thereto and By laws of Vector will be made before the Closing. Vector is authorized to issue 600,000,000 shares of it's $ 0.001 par value common stock, of which 63,861,955 shares are issued and outstanding, and 5,000,000 shares of it's $ 0.10 par value preferred shares of which 1,254,857 shares are issued and outstanding. The preferred stock has voting rights of 25 votes per preferred share as compared to the common stock and conversion rights on the basis of 1 preferred into 25 shares of common stock of Vector. The common stock currently trades under the symbol VCTH:BB.

     B. Taxes. Vector has filed all federal, state, and local income or other tax returns and reports that it is required to file with all governmental agencies, wherever situate, and has paid or accrued for payment all taxes as shown on such returns, such that a failure to file, pay, or accrue will not have a material adverse effect on Vector. Vector agrees to supply copies of the last filed tax returns to Purchaser immediately following the execution hereof.

     C. Pending Actions. There are no material legal actions, lawsuits, proceedings or investigations, either administrative or judicial, pending or to the knowledge of MVC or Vector threatened, against or affecting Vector, except as disclosed in writing to Purchaser. Vector has resolved, prior to closing, all claims that the Securities and Exchange Commission may have asserted against Vector. Vector is not in violation of any law, material ordinance, or regulation of any kind whatever, including, but not limited to laws, rules and regulations governing the sale of its products, the '33 Act, the Securities
          Exchange Act of 1934, as amended (the "34 Act") the Rules and Regulations of the U.S. Securities and Exchange Commission ("SEC"), or the Securities Laws and Regulations of any state.

     D. Governmental Regulation. Vector holds the licenses and registrations set forth on Exhibit "A" hereto from the jurisdictions set forth therein, which licenses and registrations are all of the licenses and registrations necessary to permit the Corporation to conduct its current business. All of such licenses and registrations are in full force and effect, and there are no proceedings, hearings, or other actions pending that may affect the validity or continuation of any of them. No approval of any other trade or professional association or agency of government other than as set forth on Exhibit "A" is required for any of the transactions effected by this Agreement, and the completion of the transactions contemplated by the Agreement will not, in and of themselves, affect or jeopardize the validity or continuation of any of them.

     E. Ownership of Assets. MVC has good, marketable title, without any liens or encumbrances of any nature whatever, to The Transfer Assets to be transferred to Purchaser.

     F. Corporate Records. All of Vector's books and records, including, without limitation, its books of account, corporate records, minute book, stock certificate books and other records of Vector are up-to-date, complete and reflect accurately and fairly the conduct of its business in all material respects since its date of incorporation.

     G. No Misleading Statements or Omissions. Neither the Agreement nor any financial statement, exhibit, schedule or document attached hereto or presented to Purchaser in connection herewith, contains any materially misleading statement, or omits any fact or statement necessary to make the other statements or facts therein set forth not materially misleading.

     H. Validity of the Agreement. All corporate and other proceedings required to be taken by MVC and Vector in order to enter into and to carry out the Agreement have been duly and properly taken. No corporate or other action on the part of MVC or Vector is required in connection with this Agreement, or the transaction contemplated herein. The Agreement has been duly executed by an officer of both MVC and Vector, and constitutes the valid and binding obligation of both MVC and Vector, except to the extent limited by applicable bankruptcy, reorganization, insolvency, moratorium, or other laws relating to or affecting generally the enforcement of creditors rights. The execution and delivery of the Agreement, and the carrying out of its purposes, will not result in the breach of any of the terms or conditions of, or constitute a default under or violate Vector's, or MVC's Certificate of Incorporation or document of undertaking, oral or written, to which Vector or MVC is a party or is bound or may be affected, nor will such execution, delivery and carrying out violate any order, writ, injunction, decree, law, rule, or regulation of any court, regulatory agency or other governmental body; and the business now conducted by Vector can continue to be so conducted after completion of the transaction contemplated hereby.

     I. Enforceability of the Agreement. When duly executed and delivered, the Agreement and the Exhibits hereto which are incorporated herein, and made a part hereof, are legal, valid, and enforceable by Purchaser, Vector and MVC according to their terms, except to the extent limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws relating to or affecting generally the enforcement of creditors rights and that at the time of such execution and delivery, Purchaser will have acquired title in and to The Transfer Assets free and clear of all claims, liens, and encumbrances.

     J. Access to Books and Records. Purchaser has been granted full and free access to the books of Vector during the course of this transaction prior to Closing.

     K. Vector's Current Officers and Directors. Allen Weintraub currently serves as a Director and President of Vector, Mr. Weintraub also serves as President and a Director of MVC, there are no other officers or directors currently serving.

     L. Vector's Financial Statements. Vector's Balance Sheet, Statement of Cash Flows, and Profit and Loss statement for the year ended December 31, 2002, which shall be in an auditable format, attached hereto as Exhibit "B", accurately describe Vector's financial position as of the dates thereof, in accordance with applicable legal and accounting requirements. The debts and obligations of Vector are as set forth in Exhibit "I" attached hereto. Vector shall have no liabilities at the time of closing with

                                                     Page 4 of
          the exception of its current audit obligations to complete the December 321, 2002 audit of $7,000 and a $100,000 note, convertible into the common stock of Vector, which note shall serve as final and full satisfaction of debts and obligations of Vector to Allen Weintraub and any and all related parties of MVC and Vector.

IV.  Warranties and Representations of Purchaser.  In order to induce Vector and
     MVC  to  enter  into  the  Agreement   and  to  complete  the   transaction
     contemplated hereby, Purchaser warrants and represents to them that:

     A. Organization and Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada, is qualified to do business as a foreign corporation in every other state in which it operates to the extent required by the laws of such states, and has full power and authority to carry on its business as now conducted and to own and operate its assets, properties, and business.

     B. No Pending Actions. There are no legal actions, lawsuits, proceedings or investigations, either administrative or judicial, pending or threatened, against or affecting Purchaser, or against any of Purchaser's officers or directors and arising out of their operation of Purchaser, except as set forth in its financial statements as attached hereto. Purchaser has been in compliance with, and has not received notice of violation of any law, ordinance, or regulation of any kind whatever, including, but not limited to, the '33 Act, the '34 Act, the Rules and Regulations of the SEC or the Securities Laws and Regulations of any state.

     C. Corporate Records. All of Purchaser's books and records, including without limitation, its book of account, corporate records, minute book, stock certificate books and other records are up-to-date, complete, and reflect accurately and fairly the conduct of its business in all respects since its date of incorporation.

     D. No Misleading Statements or Omissions. Neither the Agreement nor any financial statement, exhibit, schedule, or document attached hereto or presented to MVC or Vector in connection herewith contains any materially misleading statement, or omits any fact or statement necessary to make the other statements of facts therein set forth not materially misleading.

     E. Validity of the Agreement. All corporate action and proceedings required to be taken by Purchaser in order to enter into and to carry out the Agreement have been duly and properly taken. The Agreement has been duly executed by Purchaser, and constitutes a valid and binding obligation of Purchaser. The execution and delivery of the Agreement and the carrying out of its purposes will not result in the breach of any of the terms or conditions of, or constitute a default under or violate, Purchaser's Certificate of Incorporation or By-Laws, or any agreement, lease, mortgage, bond, indenture, license or other document or undertaking, oral or written, to which Purchaser is a party or is bound or may be affected, nor will such execution, delivery and carrying out violate any order, writ, injunction, decree, law, rule or regulation of any court regulatory agency or other governmental body.

     F. Enforceability of the Agreement. When duly executed and delivered, the Agreement and the Exhibits hereto which are incorporated herein and made a part hereof are legal, valid, and enforceable by MVC and Vector according to their terms, and that at the time of such execution and delivery, Purchaser will have acquired good, marketable title in and to The Transfer Assets acquired pursuant hereto, free and clear of all liens and encumbrances

     G. Employment Agreement. Purchaser shall approve Vector entering into an agreement with Allen Weintraub to retain his services and assistance in the preparation and filing of reports with the SEC and other regulatory agencies for a period of 12 months and other historical information which may only be obtainable from Mr. Wientraub. As compensation for those services, Mr. Weintraub shall be entitled to receive $150,000 worth of common stock of Vector, to be issued pursuant to an S-8 registration statement, if such is available to Vector and Mr. Weintruab is eligible to receive compensation pursuant to an S-8 Registration. Alternatively, Mr. Wientraub may be entitled to cash payments or a combination of cash and stock. In either case, pro rate quarterly payments will be made with the first payment due three months after closing.

V. Term. All representations, warranties, covenants and agreements made herein and in the exhibits attached hereto shall survive the execution and delivery of the Agreement and payment pursuant thereto.

VI. The Shares. All of the Vector common shares and preferred shares shall be validly issued, fully-paid and non-assessable shares of Vector Holdings Corporation common stock or preferred shares, with full voting rights, dividend rights, and the right to receive the proceeds of liquidation, if any, as set forth in Vector's Articles of Incorporation and the designation of rights of the preferred shares.

VII. Conditions Precedent to Closing.

     A. The obligations of MVC and Vector under the Agreement shall be and are subject to fulfillment, prior to or at the Closing of each of the following conditions:

          1. That Purchaser and it's management's representations and warranties contained herein shall be true and correct at the time of closing date as if such representations and warranties were made at such time;

          2. That Purchase and its management shall have performed or complied with all agreements, terms and conditions required by the Agreement to be performed or complied with by them prior to or at the time of Closing;

     B. The obligations of Purchaser under the Agreement shall be and are subject to fulfillment, prior to, at the Closing or subsequent to the Closing of each of the following conditions:

          1. That MVC and Vector's representations and warranties contained herein shall be true and correct at the time of Closing as if such representations and warranties were made at such time; and

          2. That MVC and Vector shall have performed or complied with all agreements, terms and conditions required by the Agreement to be performed or complied with by it prior to or at the time of Closing.

          3. That Purchaser's compliance with state statutory and regulatory requirements to authorize and carry out the terms of this Agreement.

     C. Appointment of Escrow Holder: The parties hereby appoint Karl J. Sschumer, Esq. as the Escrow Holder for this Agreement:

          1. Upon or prior to the closing of this Agreement MVC and Vector shall deliver to the Escrow Holder, share certificates for the Transfer Assets along with the Medallion Signature Guarantees of the named holders of the certificates.

          2. Prior to closing Purchaser shall deposit $10,000 as a refundable deposit toward the full purchase price set forth herein.

          3. Upon or prior to the closing of this Agreement, Purchaser shall deliver to the Escrow Holder funds representing the purchase price of the Transfer Assets in the amount of $25,000, the funds to be either wire transfer pursuant to instructions of the Escrow Holder or in the form of cashier's checks made payable pursuant to the instructions of the parties

          4. Upon receipt of the Transfer Assets and the purchase price of $25,000 the Escrow Holder shall release the funds and the Transfer Assets to the proper parties upon receiving notice from Purchaser.

VIII.Termination.  The  Agreement  may be  terminated  at any time before or; at
     Closing, by:

     A.   The mutual agreement of the parties;

     B.   Any party if:

          1. Any provision of the Agreement applicable to a party shall be materially untrue or fail to be accomplished.

          2.   Any  legal  proceeding  shall  have been  instituted  or shall be
               imminently   threatening  to  delay,   restrain  or  prevent  the
               consummation of the Agreement.

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Upon  termination of the Agreement for any reason,  in accordance with the terms and conditions set forth in this paragraph, each said party shall bear all costs and expenses as each party has incurred and no party shall be liable to the other.

IX Exhibits. All Exhibits attached hereto are incorporated herein by this reference as if they were set forth in their entirety.

X Miscellaneous Provisions. This Agreement is the entire agreement between the parties in respect of the subject matter hereof and is intended to replace the Letter Of Intent previously executed by the parties, and there are no other agreements, written or oral, nor may the Agreement be modified except in writing and executed by all of the parties hereto. The failure to insist upon strict compliance with any of the terms, covenants or conditions of the Agreement shall not be deemed a waiver or relinquishment of such right or power at any other time or times.

XI Closing. The closing of the transactions contemplated by the Agreement shall take place on or before 5:00 P.M. on March 7, 2003. The Closing shall occur at the offices of Diversified Holdings X, Inc. located at 268 West 400 South, Salt Lake City, Utah 84101 or such other date and place as the parties hereto shall agree upon. At the Closing, all of the documents, payments and items referred to herein shall be exchanged.

XII Governing Law. The Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah. The parties agree that any suit to enforce the provisions of the Agreement will be brought in the Third District Court of Salt Lake County, State of Utah, and the parties hereby consent to personal jurisdiction in said court and agree that venue of any suit to enforce the provisions of the Agreement will be in Salt Lake County, State of Utah.

XIII Counterparts.   The  Agreement  may  be  executed  in  duplicate  facsimile counterparts, each of which shall be deemed an original and together shall constitute one and the same binding Agreement, with one counterpart being delivered to each party hereto.

     IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the date and year above first written.

        Miami Venture Capital, Inc.           Venture Holdings Corporation:

        By: /s/ Allen Weintraub                By: /s/ Allen Weintraub
           ---------------------                  ----------------------
           Allen Weintraub, its President         Allen Weintraub, its President

        Diversified Holdings X, Inc.             Allen Weintraub, personally

        By: /s/ Richard Surber
           -----------------------------
           Richard Surber, its President

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